PETROSONIC ENERGY, INC.

January 14, 2014

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Petrosonic Energy, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed January 14, 2014
File No. File No. 333-186580

Dear Mr. Reynolds:

This letter is in response to the telephone message received by Mary Ann Sapone, Esq. from Erin Wilson on January 10, 2014. Ms. Wilson asked to have exhibit 5.1 (including exhibit 23.2) refiled to include a reference to the laws of the State of Nevada. Petrosonic Energy, Inc. (the “Company”) is filing Amendment No. 7 to the registration statement today to include this exhibit.

Ms. Wilson also mentioned in that message that the staff did not understand how the Articles of Amendment to the Company’s Articles of Incorporation changed the name. Please note at page 2 of the Articles of Merger that the box is checked indicating that the plan of merger was adopted pursuant to Section 92A.180 of the Nevada Revised Statutes, which permits the merger of a subsidiary into a parent or a parent into a subsidiary. Subsection 5 of Section 92A.180 states, “Articles of merger under this section may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.” Please note that page 5 of the Articles of Merger indicates at subsection 5 that the Company’s name is changed to Petrosonic Energy, Inc. (For confirmation that the name has been changed, please check the website of the Nevada Secretary of State at http://nvsos.gov/sosentitysearch/.) Ms. Wilson also mentioned that the Articles of Merger indicated at the signature line that Bearing Mineral Exploration, Inc. was the name of the surviving entity. That was true, until the Articles of Merger became effective on May 7, 2012. (Please see page 5, subsection 7.)

We hope that this letter has adequately addressed your comments. If you have additional comments or questions, please contact Mary Ann Sapone, Esq. via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059. Our intention is to file a request for acceleration upon receipt from you of confirmation that you have no further comments.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

January 14, 2014

Very truly yours,

PETROSONIC ENERGY, INC.

By:	/s/ Art Agolli
Art Agolli
Chief Executive Officer